Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

DEAL ALCATEL-LUCENT AND NOKIA

This document can be used to explain the Alcatel-Lucent-Nokia agreement to your teams

It should not be distributed as such.

Announcement:

Nokia and Alcatel-Lucent announce today their intention to combine to create a global leader in broadband, IP networking, cloud technology and services.

This deal with Nokia is to form part of a continuing process initiated with the Shift Plan. The first step was about taking the necessary actions to significantly strengthen its balance sheet. The second step was about launching a strong strategy around Innovation, Transformation and Growth. Third is about ensuring we have the resources required to build a successful and sustainable future. We have achieved the first step and the second one is well engaged. The proposed project between Nokia and Alcatel-Lucent is all about ensuring the third step.

•	The Industry Landscape

•	Rationale of the Deal

•	What this Means for Our Employees

•	Customer Benefits

•	The Leadership Team

•	The Next Steps

THE INDUSTRY LANDSCAPE

Our industry is deeply re-shaping. We are quickly entering a new phase; a phase that is about connecting at scale people, objects and machines; about near-infinite processing and storage in the cloud; about intelligent use of data via analytics; and, about automated actions; a phase that not only affects the consumers but also the enterprises in their digital transformation, thus marking the emergence of a full-scale Industrial Internet. In time, all these things will come together in ways that enable the human possibilities of technology.

All these changes will require fundamental innovation in networking and connectivity.

-	Networks of the future will be required to manage real-time service and resilience, exponential growth in usage and data’s explosion, ubiquitous access, and intelligent, adaptive services.

-	To achieve this, technologies are being rapidly combined with the creation of fixed-mobile networks, deployment of all-IP with software defined and cloud-based systems, more interworking between IP routing and WDM.

-	In addition, through the boom in data centers and the emergence of a full scale industrial Internet, technological companies including Telcos, cable, Internet players and large enterprises face some new common needs.

-	Finally ongoing consolidation amongst network operators is demanding new scale and breadth from equipment providers.

The combination of Alcatel-Lucent and Nokia is a natural evolution to respond to these emerging trends, creating a leader in broadband, IP networking, cloud technology and services that will innovate and compete on a global scale.

RATIONALE OF THE DEAL

1)	The right combination at the right moment

This proposed transaction with Nokia would form part of a continuing process initiated with the Shift Plan. The first step was about taking the necessary actions to significantly strengthen its balance sheet. The second step was about launching a strong strategy around Innovation, Transformation and Growth. Third is about ensuring we have the resources required to build a successful and sustainable future. We have achieved the first step and the second one is well engaged. The proposed project between Nokia and Alcatel-Lucent is all about ensuring the third step.

There is a parallel to the situation of the two companies. For 3 years, Nokia has also refocused its strategy and portfolio and strengthened their financial situation. Nokia is at the same stage as we are to foster new growth opportunities.

However, industry players continue to look for new growth opportunities. Such growth opportunities exist but they require insertion with the right technologies, financial strength to absorb investment and scale to drive sizable impact.

We are now at a the right point in time: where Nokia and Alcatel-Lucent are well valued and well positioned in the industry; and where both companies can consider joining forces to upscale themselves and get a unique ability to address customers’ evolving technology and business needs.

We are now at the right point in time: both companies are well valued and well positioned in the industry. Nokia and Alcatel-Lucent can consider how to join forces to upscale themselves and get a unique ability to address customers’ evolving technology and business needs. We have a unique opportunity to create a large-scale vendor with deep expertise on key communications domains. A vendor that would have the strength and the complete expertise to yield full benefit of new growth opportunities, such as 5G, converged access, SDN, IP, Cloud applications & platform… Moreover we are at a very good time to execute such combination, as both companies have turned around and are currently implementing their growth strategies.

2)	The right combination of companies.

Alcatel-Lucent and Nokia would represent a unique business combination of two companies that share the same vision and that will complement each other on various fronts: geographical presence, customers, and product portfolio.

The combined group will bring together the best of fixed and mobile networks with all-IP, cloud based technology. The combined company will have unparalleled innovation capabilities, with Bell Labs, Nokia’s FutureWorks, as well as Nokia Technologies, which will stay as a separate entity with a clear focus on incubating and licensing new innovation. With approximately 40,000 employees and spend of €4.7 billion in R&D in 2014, the company will be in a position to accelerate development of future technologies such as 5G, software defined networking, cloud applications/platforms, analytics as well as sensors and imaging.

We will have a strong presence in every part of the world, including leading positions in the United States and China. In particular our respective wireless footprint is very complementary. Together we will cover 19 of the top 20 wireless customers.

3)	The right scale and financial strength and scale

Our combined financial capability will be multiplied allowing us to invest more in innovation:

-	an industry leader, comparable in scale to both Ericsson and Huawei (excluding devices) in total revenues and regional presence, though with world-class IP leadership

-	And ~114,000 employees (sum of current headcounts)

-	>4B EUR R&D/ innovation engine

-	Out of which 40,000 R&D professionals and 42,000 services employees

-	A premium and highly complementary customer base, resulting in more than 1,000 customers and 150 channel partners in 150 countries

4)	One of the largest research capabilities in the world under the Bell Labs brand

The incomparable innovation capability of Bell Labs will be brought together with Nokia FutureWorks, and will lead the transition to next generation networks under the Bell Labs brand.

The integrated innovation power will provide the basis of the next generation of networks. The combination will have deep expertise in the technologies of the future: 5G and other converged access innovations, SDN, IP, cloud network platforms, analytics, automation and virtualization.

Summing the research arm with the rest of the R&D in each company results in a total joined R&D Spend of €4,7 Bn, i.e. a combined starting point of 40,000 R&D people,

5)	A technology champion

The combination would form a true scale player with leadership positions in broadband, IP networking, cloud technology and services in top 2 positions:

-	Strong global radio footprint and installed base with path to cloud RAN and 5G

#2 in radio (Dell ‘Oro)

-	Fixed mobile convergence player with strong IP edge and core platform, hybrid access, IT virtualization and wireline

#2 in IP routing for Service Providers (Dell ‘Oro)

#1 in DSL/PON (Infonetics)

-	Strong assets in Telco platform expanding to Enterprise

#1 in Core IMS/CSCF (Infonetics)

-	#2 in Service Providers Services (TBR)

-	#1 in Global Services Delivery (source Nokia)

WHAT THIS MEANS FOR OUR EMPLOYEES

1)	A deal for growth and stability

The proposed combination is the key to create long-term growth for both companies. With this deal, we would become even stronger. We would have the critical mass and the financial strength to allow us to grow in the long term. This would create new and exciting opportunities for our employees.

Through our people and technology the combined company would have a long-term sustainable competitive advantage, creating a growing, global and more stable workplace for our people.

2)	Initial impact on employees

While the companies expect that headcount reductions and redeployments would be necessary, detailed resource assessments will be made as part of the integration planning process and subject to required consultation with employee representatives. We won’t give further details at this stage.

CUSTOMER BENEFITS

(Please note a separate Sales Communication Pack will be sent to the sales team)

Our customers would benefit from a partner with the financial stability, the scale and the scope to deliver the most innovative communication solutions to meet their needs.

Compelling benefits for our customers

-	The technology depth, with a massive innovation capability in essential domains, such as 5G, converging access, SDN-IP, cloud platforms, analytics and automation,

-	A formidable operational strength and scale, across products and services ideally suited to the world of convergence and transformation to the cloud,

-	The service-driven and quality excellence, necessary to drive value for customers, while partnering with them to address their challenges,

-	A global customer reach and capability to provide new solutions to service providers that can bridge with enterprises and public sector industry.

In short – a partner of choice in broadband, IP networking, cloud technology and services

THE LEADERSHIP TEAM

Risto Siilasmaa would serve as Chairman. Rajeev Suri would serve as CEO.

Executive management committee would include representation from Alcatel-Lucent.

The planned combined company would be headquartered in Finland, with strategic business locations and major R&D centers in France and many other countries including Germany, the United States and China.

The business is expected to operate under the Nokia brand name.

THE NEXT STEPS

This transaction is expected to close in the first half of 2016.

Until the deal is closed the two companies will continue to operate separately.

The closing of the deal is subject to multiple legal approvals, as well as to all necessary prior approvals and consultations with works councils:

•	Approval of the Boards of both companies have unanimously approved the transaction

•	Works council

•	Nokia shareholder approval

•	Regulatory approvals and other customary conditions

In the transition period, we will form an integration team. The role of this team will be to ensure the timely and proper execution of Alcatel-Lucent’s integration in Nokia’s organization.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).